UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Houston American Energy Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44183U209

(CUSIP Number)

Milton C, Ault, III

BITNILE HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44183U209

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.52%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 44183U209

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned on July 1, 2021, as amended on July 8, 2021 and January 31, 2022 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by the Reporting Person as reported on the Schedule 13D were purchased with working capital in open market purchases. The Reporting Person expended an aggregate of $2,587,566.85 for the purchase of the Shares.

The Shares transacted by the Reporting Person as reported on this Amendment No. 3 decreased AGH’s aggregate expenditures by $1,265,848.26. Consequently, as of the date of this Amendment No. 3, the Reporting Person has expended an aggregate of $1,321,718.59 for the purchase of the Shares.

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CUSIP No. 44183U209

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 9,928,338 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Reporting Person

(a)	As of the close of business on February 1, 2022, the Reporting Person beneficially owned 250,000 Shares.

Percentage: Approximately 2.52%

(b)	1. Sole power to vote or direct vote: 250,000
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 250,000
4. Shared power to dispose or direct the disposition: None

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below or previously reported.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of the Reporting Person, engaged in the following transactions in the Shares since January 28, 2022:

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(406,000)	1.3955	01/31/2022
Sale of Common Stock	(564,000)	1.2399	02/01/2022

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on February 1, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

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CUSIP No. 44183U209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 2, 2022

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III
Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
David J. Katzoff
Manager

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